SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                                                  PLIM4: R$ 0.29/share (Bovespa)
                                    NETC: US$ 0.90/ADR (1ADR=10 shares - Nasdaq)
                                             XNET: EUR$ 0.77/10 shares (Latibex)
                                           Total number of shares: 2,028,855,530
                                                  Market Value: R$ 588.4 million
                                                         Closing price: 03/28/03

          Net Serviços Announces Fourth Quarter 2002 Financial Results

São Paulo, March 28th, 2003 – Net Serviços de Comunicação S.A., (Bovespa:  PLIM4
and PLIM3;  Nasdaq:  NETC;  Latibex:  XNET),  the largest  Pay-TV  multi-service operator in Latin America,  an important  provider of  bi-directional  broadband
Internet  access  (Vírtua) and  multimedia and data  communication  services for corporate networks,  today announced its earnings results for the fourth quarter of 2002 (4Q02).

The  following  financial  and  operating  information,  except where  otherwise stated, are presented in U.S. GAAP and on a consolidated basis.

Average exchange rate increased from R$ 3.12/US$ in 3Q02 to R$ 3.68/US$ in 4Q02, resulting in an average depreciation of 17.6%. This fact, which affected results in US Dollars, will be referred to herein as the “Real depreciation”.

End period  exchange rate decreased  from R$ 3.89/US$ in  3Q02 to R$ 3.53/US$ in
4Q02, resulting in an appreciation of 9.3%. This fact, which affected results in
US Dollars, will be referred to herein as the “End Period Real appreciation”.

•    Net  revenues(1)  decreased  15.1%  in  4Q02  compared  to  3Q02,  totaling
     US$ 78.9 million,  and  decreased  18.2%  in  2002  compared  to  2001,  to
     US$ 403.5 million from US$ 493.1 million.

•    EBITDA(2) was negative  US$ 8.0 million in the quarter compared to positive
     US$ 19.9 million in 3Q02. In the year, EBITDA was US$ 70.5 million, a 42.0%
     drop  compared  to   US$ 121.4 million   in  2001.  The  non-recurring  tax
     contingencies  occurred  in the  quarter  was  the  main  reason  for  this consolidated  EBITDA  decrease.  It is important to notice that the Company
     maintains   its  solid   operating   capacity;   if  the  effect  of  these
     contingencies  were  excluded,   Consolidated  EBITDA  would  have  totaled
     US$ 10.1 million  in the quarter  and  US$ 89.2 million  in the year.  This would  represent a 45.7% drop compared to 3Q02 and a 26.5% drop compared to
     2001, due to a higher exchange rate and an increase in programming expenses in local currency.

•    Net Debt ended the year of 2002 totaling of US$ 308.2 million,  a reduction of 0.6% compared to  US$ 310.1 million in 3Q02 and a 54.7% drop compared to
     US$ 680.0 million in the previous year.

•    Net loss(3) was  US$ 78.4 million  (US$ 0.04 loss per share), less than the loss of US$ 116.8 million  (US$ 0.06 loss per share) registered in 3Q02. In
     2002, net loss totaled  US$ 701.0 million,  a 100.6%  increase  compared to
     US$ 349.4 million in 2001.

•    Pay-TV ARPU (Total Gross Revenues  excluding  Sign-on and hook-up  revenues divided by the average number of connected  subscribers)  decreased  14.5%, reaching  US$ 21.98  compared to US$ 25.71 in 3Q02.  Compared to 2001, ARPU decreased  11.5% from US$ 30.62 to US$ 27.11.  This result is a consequence of the Real  depreciation,  despite the fee  readjustments  in the Southern
     Region and higher PPV sales.

•    Broadband  ARPU was  US$ 17.71,  a decrease of 4.2%  compared to an ARPU of
     US$ 18.48  in  the  previous  quarter.   Although  the  company  showed  an
     improvement in the subscribers base mix due to partnerships with some ISPs, the Real  depreciation  offset  the result in US  dollar.  Compared  to the previous year, ARPU dropped 23.8% because the ISPs rebate revenues  weren’t accounted in all months and due to the higher exchange rate.

_______________________________________
(1). BR GAAP:  Net Revenue  was  R$ 290.8  million,  fairly  stable  compared to
R$ 292.5 million in 3Q02.
(2). BR GAAP: EBITDA was negative R$ 20.5 million compared to R$ 60.5 million in
3Q02.
(3). BR GAAP: Net loss in 4Q02 was R$ 307.1 million compared to R$ 422.4 million in 3Q02.

OPERATING PERFORMANCE

•    The subscribers base ended the year with 1,323.3  thousand,  a drop of 1.1%
     compared to 1,338.2  thousand  subscribers in 3Q02 and a 7.4% drop compared to a base  of  1,428.4  thousand  in the  end of  2001.  This  result  is a consequence  of lower  marketing  expenses and increasing  selectivity  and cautiousness  regarding  installation  investments through the year, due to capital restrictions.

•    The quarterly  annualized churn rate dropped from 17.9% in 3Q02 to 13.8% in
     4Q02.  This decrease is due to this higher  selectivity and actions focused on customer  satisfaction  that brought  significant  results,  such as the better  performance  of the call center.  Moreover,  the retention  islands started to present a positive result, reverting 49% of the calls requesting disconnections in São Paulo Region, 20% in Rio de Janeiro Region and 39% in
     the Southern Region.

•    In the year of 2002,  the Company  sold more than  259,000  PPV events,  an increase of 25% in  comparison  to 206,000  events sold in 2001.  PPV sales penetration  rate  in  PPV-enabled  areas  reached  approximately  25%.  In
     December 2002, close to 78% of subscribers were located in such areas.

•    The active broadband subscribers base reached 55.7 thousand, an increase of
     9.9%  compared  to 50.7  thousand  in the  previous  quarter  and of  12.6%
     compared to 49.5 thousand in the end of 2001.  Thus, the penetration in the active Pay-TV subscriber base increased to 4.2%, and, when considering only the subscriber base that has already activated  bi-directional  access, the penetration also increased, reaching 12.9%.

•    Vírtua’s  annualized  churn rate was 18.2%, a lower result when compared to
     19.9% in 3Q02.  This rate  remained  fairly  stable  when  compared  to the previous  quarter,  18.5%,  which excluded the effects of the change in the control  system.  Churn is  approximately  5 percentage  points higher than
     4Q01,  mainly due to  subscribers  moving to areas  without  bi-directional technology, where the company does not offer the service.

•    Comparing to 3Q02, the number of corporate network stations  increased 1.8%
     and the number of  company-owned  stations  increased  8.2%.  Among the new contracts signed in the quarter, the highlights are BR Distribuidora, Glaxo and Duke Energy.

•    The initial  results of the Call  Center,  after being  outsourced  to EDS, presented a general  performance  improvement  when  compared to the period before the outsourcing, as shown below:

•    Further  details about the Company’s  operating  performance in the quarter can be found at the February 18th press release, available at the Investors
     Relations section of our website www.netservicos.com.

CONSOLIDATED EARNINGS ANALYSIS

•    Gross  revenues  totaled  US$ 96.0 million,  decreasing  14.8%  compared to
     US$ 112.7 million  in the previous quarter. In 2002, gross revenues reached
     US$ 488.1 million a 17.0% drop compared to the year of 2001. Gross revenues are comprised of the following:

1.   Pay-TV subscription revenues(4) reached US$ 83.2 million,  a 14.3% decrease compared to the previous  quarter.  Pay-TV revenues were mainly affected by the Real  depreciation  and the decrease in the subscriber base, which were mitigated by the monthly fees  readjustment of 11.0% in the Southern Region
     - occurred in September  and  calculated  according to the IGP-M  inflation
     index.   In   2002,   subscription   revenues   dropped   16.3%,   totaling
     US$ 421.0 million  against  US$ 502.8 million  in 2001,  as the increase of subscription  revenues in Reais was offset by the higher  exchange  rate in the year.

2.   Average  hook-up  revenue (per new subscriber)  reached  US$ 44.99,  a 2.3%
     increase  compared to  US$ 43.99  in the  previous  quarter;  although  the company  started to offer  discounts,  in 4Q02, to former  subscribers  and subscribers coming from competitors. The lower direct selling costs in 3Q02 resulted in higher Deferred  Sign-on and Hook-up Fees,  which decreased Net
     Hook-up  Fee  Revenues.  In the year,  there was a 12.7%  decrease  and the average hook-up fee reached  US$ 56.66.  The Real  depreciation  offset the increase in Master and Standard packages’ hook-up fee.

3.   Pay-Per-View  revenues  (PPV) dropped 45.2%  compared to 3Q02,  registering
     US$ 2.7 million  against  US$ 5.0 million in the previous quarter.  This is due  to the  seasonal  characteristic  of  this  product,  since  sales  of
     Brazilian  Soccer  Championship  mainly occur during 3Q02,  and also by the impact of the Real  depreciation.  In 2002, despite higher sales volume and price  readjustments  of a la carte  channels,  PPV  revenues in US Dollars dropped 14.3% and totaled US$ 16.6 million  compared to US$ 19.4 million in
     2001 due the higher  exchange  rate  during 2002 and the closing of the PSN channel operations.

4.   Corporate network revenues reached US$ 3.8 million, remaining fairly stable compared to the previous  quarter.  The  increase in revenues  from network implementation  services for new customers  was totally  offset by the Real depreciation in the quarter.  In 2002,  revenues decreased 24.1% due to the renewal  of some of the  contracts  for  prices  below the ones  previously practiced,  the lower number of company-owned  stations in 2Q02, which only resumed growth in the last quarter and also due to the higher exchange rate during the year.

5.   Broadband  revenues(5)  were  positively  impacted  by the  increase in the number of  subscribers,  reaching  US$ 3.0 million  in 4Q02, 3.3% above the previous  quarter result of  US$ 2.9 million.  In 2002  broadband  revenues increased 6.3%, mainly due to the increase in the subscriber base, reaching
     US$ 13.2 million, a result that was mitigated by the higher exchange rate.

•    Services  and other taxes,  which  include  cancellations  and sales taxes,
     reached    US$ 17.1 million,    a   13.6%   decrease   when   compared   to
     US$ 19.9 million  in 3Q02. The Real  depreciation  offset the effect of the higher  number of  disconnections  during  4Q02.  In the year,  there was a decrease of 10.8% in services and other taxes,  as the higher exchange rate in 2002 compensated the increases in  disconnections  and cancellations and in the ICMS tax rate in the State of São Paulo,  impacting  four of our ten
     Vírtua operations.

•    As a result of the  aforementioned,  Net Revenues  decreased  15.1% in 4Q02 compared to 3Q02,  totaling  US$ 78.9 million,  and decreased 18.2% in 2002 compared to 2001, to US$ 403.5 million from US$ 493.1 million.

_______________________________________
(4) BR GAAP: Pay-TV subscription revenues reached a negative of R$ 306.8 million in 4Q02 compared to R$ 304.3 million in 3Q02.
(5) BR GAAP:  Broadband  revenues increased 21.4% from R$ 8.9 million in 3Q02 to
R$ 10.8 million this quarter.

•    Direct Operating Expenses were  US$ 48.9 million  in 4Q02, 12.0% lower than the result of  US$ 55.5 million  registered  in the previous  quarter,  and
     US$ 235.5 million  in 2002, 10.9% lower than  US$ 264.3 million  totaled in
     2001. The main reasons for such performance are as follows:

1.   Programming  and  Royalties(6)  were   US$ 30.5 million   in  the  quarter,
     representing   38.7%  of  net   revenues.   This  13.3%  drop  compared  to
     US$ 35.2 million  in 3Q02 results  from the lower  impact of the  Brazilian
     Soccer   Championship  PPV  expenses  and  the  Real  depreciation.   In  a
     year-over-year   comparison,   there   was  a   5.6%   decrease,   totaling
     US$ 146.5 million  compared to US$ 155.2 million in 2001. This decrease was a result of the  higher  exchange  rate in 2002,  but the  readjustment  of programming  fees partially  offset it. In order to reduce the influence of exchange rate  variations on  programming  fees,  the Company  concentrated
     efforts  on  the  elimination  of  the  existing  currency  mismatch.   The
     negotiations to convert  programming  costs to  Real-denominated  contracts adjusted  by  inflation  rates  are in an  advanced  stage  and most of the programming costs have already been converted to Reais beginning in 2003.

2.   Network  Expenses  totaled  US$ 5.4 million,   a  5.8%  decrease  over  the
     US$ 5.8 million  registered in the previous  quarter.  These lower expenses are the  result of the Real  depreciation,  as  increases  in  installation components at Vicom and pole rentals fees in São Paulo impacted the results in Reais. In 2002,  there was a decrease of 5.2%,  mainly due to the higher exchange rate,  which offset the increase in network energy expenses due to a tariff adjustment and the increase of the above-mentioned expenses.

3.   Customer   Relations  were   US$ 1.8 million   this  quarter   compared  to
     US$ 2.1 million  in 3Q02, a 14.0%  decrease,  as a consequence  of the cost reduction policy implemented by the Company and the Real depreciation. This also influenced 2002’s figures,  which dropped 26.5% from  US$ 14.6 million to US$ 10.7 million.

4.   Payroll and Benefits  expenses  totaled  US$ 5.0 million,  a 35.6% decrease over the previous quarter. This result shows the real effect of outsourcing the call center,  given that although the  outsourcing  was  implemented in
     3Q02,  one-time  severance  expenses  overcame the savings in that quarter.
     This result was also positively affected by the Real depreciation. In 2002, payroll and benefits  expenses  decreased  18.6% from  US$ 38.7 million  to
     US$ 31.5 million  as a  result  of both  the  outsourcing  and  the  higher exchange rate during the year.

5.   Other Operating Expenses,  including third-party services,  increased 30.5%
     to  US$ 6.1 million  in 4Q02. The Real  depreciation  partially  offset the effect of an  extraordinary,  one-time  payment to EDS. In relation to 2001 there was a 25.7% decrease, due to the higher exchange rate during the year and partially offset by the outsourcing of the call center.

•    Selling,    General   and    Administrative    Expenses    (SG&A)   totaled
     US$ 38.0 million,  an increase compared to US$ 17.4 million in the previous
     quarter.   In  the  year,   there  was  a   decrease   of  9.0%,   totaling
     US$ 97.6 million. This result is compounded as follows.

1.   Selling Expenses totaled  US$ 0.9 million  compared to  US$ 0.5 million  in
     3Q02, as a consequence  of the increase in third-party  services  regarding new  sales and the  increase  in  advertising  expenses.  However,  selling expenses in 2002 dropped  71.9% as a consequence  of the cautious  strategy adopted throughout the year.

2.   General and Administrative Expenses(7) reached US$ 12.5 million,  a drop of
     8.9%  compared to  US$ 13.7 million  in the 3Q02.  The main reason for this decrease was the Real depreciation effect,  partially offset by an increase in third-party  services  expenses and  additional  tax  assessments in the
     cities  of  Recife,  Porto  Alegre  and  Rio  de  Janeiro,   which  totaled
     US$ 0.7 million.  Compared to the previous  year,  these  expenses  dropped
     28.4% due to the  efforts  to reduce  expenses  with  personnel  and office maintenance and also due to the higher exchange rate in the year.

3.   Bad  Debt  Expenses  reached  US$ 2.3 million,  or  2.9%  of net  revenues, compared to US$ 3.0 million in the previous quarter. This 23.7% drop is due to the  Real  depreciation  and  the  recognition  of  losses  in the  Belo
     Horizonte operation in the previous quarter. Compared to the previous year, bad debt expenses totaled US$ 11.2 million,  a 5.7% decrease, mainly due to the same reason above.

4.   Goodwill  Impairment  was  US$ 2.8 million  in the  4Q02.  Under  SFAS 142, goodwill and indefinite  lived intangible  assets are no longer  amortized, but are  subject to annual  impairment  tests.  The Company  concluded  the measurement  tests for fiscal year 2002 and  recognized  a non-cash  charge that  reduced  the  carrying  value of goodwill  associated  with the Vicom acquisition.

5.   Other SG&A expenses were  US$ 19.5 million,  compared to US$ 0.2 million in the previous  quarter.  The increase in the quarter is a consequence of the recording of provisions for contingencies in an amount of US$ 18.8 million, which was made  necessary  due to new events and new  analyses of the risks involved.  The provisioned  amounts are nonrecurring,  and therefore should not affect future quarters.

•    The EBITDA(8)  breakdown by operating segment in 4Q02 and on a consolidated basis, is as follows:

1.   Pay-TV   EBITDA   in  the   quarter   was   US$ 9.1 million   compared   to
     US$ 19.3 million in 3Q02 and, in the full year, EBITDA was US$ 84.5 million
     compared  to  US$ 120.8 million  in  2001,   decreasing  52.6%  and  30.0%,
     respectively.  This result is a consequence of higher  programming  and G&A expenses in local  currency,  the  recognition of goodwill  impairment,  as previously explained, and the effect of the Real depreciation.

2.   Broadband EBITDA totaled  US$ 0.8 million  compared to  US$ 0.2 million  in
     3Q02,  mainly  due to the  increase  of the  subscribers’  base,  which was mitigated by Real  depreciation  in the  quarter.  Compared to the previous year,  broadband EBITDA was positive  US$ 0.9 million  compared to negative
     US$ 5.7 million.  The main reasons for this improvement were the subscriber base  increase,  the  improvement  in the  clients  base  mix and the  cost reduction due to the  organizational  restructuring and the optimization of expenses.

3.   Corporate Networks EBITDA increased to US$ 0.9 million from US$ 0.4 million in the  previous  quarter,  an  increase  of  112.8%,  as a  result  of the previously explained increase in revenues in Reais. Compared to 2001, there was a decrease of 40.1% as a consequence of the reduction of such revenues.

4.   As a result,  Consolidated  EBITDA would have reached  US$ 10.8 million  in
     4Q02 and  US$ 89.2 million  in 2002,  which  would mean a 45.7% drop in the quarter and a 26.5% drop in the year.  This result,  affected mainly by the depreciation  of the  Brazilian  currency,  demonstrates  that the  Company maintains  its  solid  operating  capacity.  However,  after  consolidating
     provisions   for   contingencies,   EBITDA  in  the  quarter  was  negative
     US$ 8.0 million in the quarter and positive US$ 70.5 million in the year.

•    Depreciation and amortization expenses reached  US$ 13.4 million in 4Q02, a
     22.2%  drop  in  relation  to  US$ 17.3 million  recorded  in the  previous
     quarter.   In  2002,   depreciation  and   amortization   expenses  reached
     US$ 78.7 million  compared to  US$ 226.2 million  in 2001. This decrease is explained by the higher  exchange rate and the review of the useful life of some of the Company’s main assets, such as the network and decoders.

•    Operating Income (EBIT) was negative  US$ 21.6 million in the 4Q02 compared to the positive result of US$ 2.8 million recorded in the previous quarter, due to the aforementioned factors.

_______________________________________
(6)BR GAAP Programming and Royalties grew 2.1%, from R$ 110.6 million in 3Q02 to
R$ 112.9 million this quarter
(7)BR GAAP:  General and  Administrative  expenses for the quarter were R$ 128.0 million compared to R$ 54.7 million in the previous quarter.
(8)As calculated by us, EBITDA represents the sum of: (a) net income (loss); (b)
minority  interests  in  results  of  consolidated  subsidiaries;  (c) equity in earnings  (i.e.,  companies  in  which  we have  between  a 20%  and 50%  equity interest)  net;  (d)  cumulative  effect of  accounting  change;  (e) income tax benefit (expense);  (f) other non-operating expenses, net; (g) financial income;
(h) financial expenses; (i) monetary indexation, net; (j) loss on exchange rate, net;  (k)  loss  on  write-down  of  equipment;  (l)  unusual  charges  and  (m)
depreciation and  amortization.  We present EBITDA in this press release because we believe EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the pay-TV industry.

EBITDA should not be  considered in isolation or as a substitute  for net income or loss, as an indicator of operating  performance  or as an alternative to cash flow as a measure of liquidity.  EBITDA also does not represent  funds available for dividends,  reinvestment or other  discretionary uses. Because EBITDA is not determined in accordance  with U.S.  GAAP,  EBITDA as calculated and reported by other  companies may not be  comparable to EBITDA as calculated  and reported by
us.

•    Net financial expenses(9) were US$ 50.2 million,  a significant improvement compared to US$ 116.9 million  registered in the previous quarter. In 2002, these expenses totaled US$ 314.7 million,  an increase compared to a result of US$ 239.4 million in the previous year. These results were originated as follows:

1.   Monetary indexation, net reached a positive US$ 1.0 million, an improvement compared to negative  US$ 12.2 million  registered in the previous quarter.
     In the year,  monetary  indexation  was negative  US$ 26.0 million  against
     US$ 38.8 million,  a 33.0% decrease  mainly due to the higher exchange rate in 2002.

2.   Loss on exchange rate, net(10) was positive US$ 17.3 million, compared to a loss of US$ 85.0 million. This increase reflects the 9.3% Real appreciation
     in  the   quarter.   In  2002  there  was  a  loss  on  exchange   rate  of
     US$ 134.0 million,  increasing 55.1% from US$ 86.4 million in 2001, also as a consequence of the higher exchange rate in the year.

3.   Debt financial  expenses(11) were  US$ 30.1 million,  a 82.3% increase over expenses of US$ 16.5 million in the previous quarter.  The main reasons for this  increase  are higher  provisions  for  charges  related to  financial obligation  past due and unpaid  and the Real  depreciation.  Comparing  to
     2001, these figures were 2.5% higher.

4.   Other   financial   expenses   totaled   US$ 42.7 million,    compared   to
     US$ 13.3 million in the previous quarter. This increase is basically due to the  recording of an IOF (tax on financial  transactions)  tax provision on transactions with related companies,  in the amount of  US$ 33.9 million to face tax risks involved given a recent decision in the Tribunal Regional de
     Justiça  (Regional  Court)  that might  cause  controversy  in the  future.
     Compared to the previous year,  these expenses reached an increase of 94.2%
     from  US$ 43.9 million  to  US$ 85.3 million  in 2002.  In addition to this provision,  this increase is also a consequence  of the  restatement of the
     AFAC during the year of 2002.

5.   Financial income,  considering hedge results,  reached  US$ 4.3 million,  a
     52.7% decrease compared to  US$ 9.1 million  in 3Q02,  basically due to the adjustment of losses from hedge positions. However, financial income showed for an increase of 18.0% in the year, totaling US$ 20.2 million.

•    Net loss was US$ 78.4 million (US$ 0.04 loss per share), less than the loss of  US$ 116.8 million  (US$ 0.06 loss per share) registered in the 3Q02. In
     2002, net loss totaled  US$ 701.0 million,  a 100.6%  increase  compared to
     US$ 349.4 million in 2001.

_______________________________________
(9) Net Financial Result = Monetary indexation, net + Loss on exchange rate, net
+ Debt Financial Expenses + Other Financial Expenses + Financial Income
(10) BR GAAP:  Profit on exchange  rate, net was R$ 79.6  million  compared to a negative R$ 314.4 million in 3Q02.
(11) Financial expenses = Debt Financial Expenses + Other Financial Expenses

DEBT, CAPITALIZATION AND CASH

•    By the end of 2002,  the  company’s  Total  Debt was  US$ 324.0 million,  a decrease of 53.2% compared to US$ 692.5 million in 2001, as a result of the re-capitalization  occurred in 3Q02.  Total debt decreased 4.6% compared to
     US$ 339.5 million  in the previous quarter,  mainly due to the amortization of debt  with the IFC,  whose  effects  were  partially  offset by the Real depreciation.

•    The Cash Position dropped to US$ 15.8 million in 4Q02 from US$ 29.4 million in the previous quarter and US$ 12.5 million in the end of 2001.

•    As a result,  Net Debt  reached  US$ 308.2 million  in 2002, a reduction of
     0.6% compared to US$ 310.1 million in 3Q02 and and a 54.7% drop compared to
     US$ 680.0 million in the end of 2001.

•    Net  amortizations  during  the  quarter  totaled   US$ 26.0 million.   The
     amortizations were made to the IFC (US$ 17.7 million),  and to the Eximbank
     (US$ 0.6 million).  Additionally the company paid US$ 7.7 million regarding the Put of the Syndicated Loan - Net Sul Notes.

•    Dollar-linked  debt  decreased  from 73% to 687% of  total  debt due to the payment  to IFC and to  Syndicated  Loan - Net Sul Notes  bondholders  that exercised their puts.

•    By the end of 2002, all of the Company’s indebtedness,  except leasing, was classified as short-term.  The company  hasn’t been in compliance  with its financial  obligations  since the  decision,  in early  December,  that the
     Company should  re-evaluate its cash flow obligations,  while it pursues an adequate capital structure.  Therefore,  accordingly to the debt indentures and  private  loans  agreements,  creditors  have the right to request  the maturities anticipation of the maturities of these obligations. The Company is aiming to finish the current debt  re-equation  process and to bring the situation back to normal as soon as possible.

•    Charges in connection with interest past due and unpaid were provisioned at the end of 4Q02.

MANAGEMENT REPORT

The year of 2002 for Net  Serviços  was pointed out by the  beginning  of a wide process of restructuring  its operations and readjusting its capital  structure.
The stage of equation of the  Company’s  financing  is intended to be  concluded during  the year of 2003.  If in  previous  years the  Company’s  focused on the incorporation  and  capture of  synergies  provided by  strategic  acquisitions, mainly Net Sul and Unicabo,  in 2002 it  concentrated  on the improvement of its business strategy and on all its main processes.  Nevertheless, despite all that has been done in during the year, the international macroeconomic volatility and its consequences in Brazil were responsible for a financial result that was less favorable  than  expected.  Among the measures  implemented,  we  highlight  the following:

•    The Customers  Call Center  Outsourcing.  Concluded in August,  the results shown by some  indicators  in the  first  months  of EDS  ahead of the call center were already  presenting an improvement  compared to the same period previous to its outsourcing. In Rio de Janeiro, for example, the percentage of answered  calls in June was 35% and the average  waiting time was over 6 minutes.  At the end of the year, the answered calls percentage was already reaching 92% and the average waiting time dropped to 26 seconds.

•    Capital   Structure   Readjustment.   The  worsen   foreign  and  Brazilian
     macroeconomic  scenario  damaged the positive effects of the measures taken by the management and led Net Serviços’  shareholders to decide to pursue a new  capital  increase in the  Company.  The  recapitalization  process was carried  out in two  stages:  firstly  the public  distribution  of shares, followed by the private issue of shares. The public  distribution of shares was  closed  on August  15th and  totaled  R$  597.5 million.  The  private distribution  of shares,  approved on August 19th and ratified on September
     25th, totaled R$ 532.5 million,  totaling more than R$ 1.1 billion injected in the Company.

•    Resource Management and Planning System. An important  achievement in 2002, the  implementation  of the JDE system,  which  started  operations  at the closing of the 3Q02 results.  With this new tool,  the Company  became more efficient  in the  information  consolidation  and in all of Net  Serviços’
     financial,  accounting and logistics  integration processes and operations, which imply in cost reduction as from the beginning of 2003.

•    Revision of  Structure  and  Internal  Processes.  These  actions  promoted
     efficiency  gains  and  allowed   significant   cost   reductions.   A  new
     organizational  structure  was  implemented,  resulting in a 33%  personnel reduction,  as the Company finished 2002 with 3,152 employees,  compared to
     4,695 employees in 2001.

The  Extraordinary  Shareholder’s  Meeting  held  on  May  2nd,  2002,  approved important  measures,  which  also were  part of the  already  mentioned  capital restructuring, such as the change in the Company’s denomination, the adoption of
Bovespa’s Corporate  Governance Listing Rules – Level 2, and the approval of the new Company’s Bylaws.

The change in  Company’s  denomination  from Globo Cabo S.A. to Net  Serviços de
Comunicação S.A. occurred on the day of the Shareholder’s Meeting and had as its
main  objective the  association of the the Company’s name to the brandfor which the Company is known by its customers,  emphasizing the care with the quality of services  rendered to its  subscribers.  On May 10th,  in order to continue this process,  Net  Serviços  filed at the  Comissão  de Valores  Mobiliários  (CVM -
Brazilian  Securities  and Exchange  Commission)  a request to register a public issue of shares.

Simultaneously to the  recapitalization  process,  Net Serviços was discussing a debt re-equation  with its major  creditors,  in order to obtain a more adequate cash  flow  and to  minimize  the  refinancing  risk and  moreover,  to suit the
Company’s  Capital  Structure.  Since the announcement of the  re-equation,  the
Company has continued to work with its creditors to finalize  documents required to make the re-equation  effective.  However,  the financial and capital markets
condition  in  Brazil  continued  to  deteriorate,   as  the  Real  continuously
devaluated against the US-dollar, creating a significant impact in the Company’s cash flow, once the financial  liabilities and programming  costs were linked to
US-Dollar.  The Real  devaluation  also  significantly  increased  the US-dollar denominated debt expressed in Reais. As a result, the assumptions underlying the re-equation that would enhance the Company's  ability to refinance its financial obligations were not realized and therefore,  the Company has concluded that the terms of the re-equation need to be revised.

The Board of Directors  decided on December  2nd,  2002 that the Company  should re-evaluate  its cash flow  obligations  while it  pursued an  adequate  capital structure.  This action was taken in order to preserve  liquidity and assure the operational  and  financial  sustainability  in the short and medium term. It is important to highlight  that this measure did not impact the  operations nor the services rendered to Net Serviços subscribers.

Continuing the process,  the Company presented on March 17th, 2003 a re-equation proposal to its creditors, along with a new business plan, which was approved by the Board of Directors, which fully supports such proposal. The negotiations for the  conclusion  of the  restructuring  were then  reinitiated,  and the Company estimates to finish this agreement during the year of 2003.

In January  2003,  the  Company’s  Board of  Directors  and the Chief  Executive
Officer,  Mr. Luiz Antônio Viana,  considering  that the essential  goals of the administration,  which  began on October  1st,  2002 were  achieved,  decided in common  agreement  and  fulfilling  the  supervening  interests  of all  parties involved,  to consider the CEO's mandate terminated.  To this position the Board of  Directors  elected  Mr.  Francisco  Tosta  Valim  Filho,  who  has  previous experience in the Pay-TV segment and came to contribute in a valuable  manner to the ongoing  redirection and strengthening of the operations,  as well as to the conclusion of the re-equation of the Company’s capital structure.

With  all  these  changes,  Net  Serviços  is  more  prepared  to  overcome  the macroeconomic  difficulties  and to recover its growth  path in the  appropriate moment.

UPCOMING EVENTS

1.   Conference call – 4Q02 Financial Results

     The Company will send an invitation informing date and time of the event.

2.   Reporting Dates of Upcoming Results

     1Q03  ->  Date: 3rd week of May, 2003
     2Q03  ->  Date: 3rd week of August, 2003
     3Q03  ->  Date: 3rd week of November, 2003

This release contains  forward-looking  statements  relating to the prospects of the business,  estimates for operating and financial results,  and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET's management concerning the future of the business  and its  continued  access to capital to fund the  Company’s  business plan.  Such  forward-looking  statements  depend,  substantially,  on changes in
market  conditions,   government   regulations,   competitive   pressures,   the
performance of the Brazilian  economy and the industry,  among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore,  subject to change without prior notice.

OPERATING DATA

FINANCIAL STATEMENTS                                               (non-audited)

Net Serviços de Comunicação S.A. Income Statement US GAAP - (in US$ thousands)	4Q02	3Q02	4Q01	2002	2001
Revenues					
Subscriptions	83,189	97,095	116,361	421,023	502,753
Sign-on and hookup revenue, net	1,556	1,686	3,374	8,945	18,700
Gross sign-on and hookup fee revenue	1,548	2,201	2,596	9,310	15,138
Deferred sign-on and hookup fee revenue,net	7	(515)	779	(365)	3,562
Corporate Networks	3,750	3,844	5,324	18,311	24,133
Other services	7,520	10,089	10,162	39,787	42,231
PPV	2,722	4,971	4,507	16,614	19,389
Virtua	2,955	2,860	3,030	13,244	12,459
Others	1,843	2,257	2,625	9,929	10,383
Gross Revenues	96,014	112,713	135,222	488,066	587,818
Services and other taxes	(17,146)	(19,856)	(21,596)	(84,519)	(94,749)
Net Revenues	78,868	92,858	113,626	403,547	493,069
Direct Operating Expenses	(48,881)	(55,531)	(64,844)	(235,451)	(264,337)
Programming & Royalties	(30,518)	(35,194)	(40,460)	(146,486)	(155,192)
Network Expenses	(5,424)	(5,758)	(5,161)	(24,201)	(25,530)
Customers Relations	(1,845)	(2,144)	(3,619)	(10,730)	(14,589)
Payroll and Benefits	(5,001)	(7,766)	(8,049)	(31,479)	(38,679)
Other Costs	(6,094)	(4,669)	(7,554)	(22,556)	(30,348)
Selling, General and Administrative Expenses	(37,965)	(17,420)	(21,251)	(97,631)	(107,315)
Selling	(880)	(474)	(1,864)	(3,993)	(14,224)
General & administrative	(12,527)	(13,746)	(15,935)	(57,287)	(80,007)
Bad Debt Expenses	(2,291)	(3,003)	(3,338)	(11,235)	(11,913)
Goodwill impairment	(2,773)	-	-	(2,773)	-
Other income/(expense), net	(19,495)	(197)	(113)	(22,342)	(1,170)
Fiscal Contingencies	(12.808)	-	-	(12.808)	-
Labor Contingencies	(3.915)	-	-	(3.915)	-
Civil Contingencies	(2.085)	-	-	(2.085)	-
Other	(687)	(197)	(113)	(3.534)	(1.170)
Depreciation and Amortization	(13,444)	(17,277)	(50,219)	(78,692)	(226,154)
Depreciation	(12,900)	(15,677)	(37,286)	(71,597)	(141,701)
Amortization	(544)	(1,600)	(12,933)	(7,095)	(84,453)
Unusual charges	(0)	(0)	(82)	(1)	(4,397)
Operating Income/(Loss)	(21,554)	2,780	(20,756)	(7,421)	(106,934)
Non-operating Expenses					
Monetary indexation, net	998	(12,246)	3,858	(26,004)	(38,796)
Loss on exchange rate, net	17,320	(85,042)	27,480	(134,016)	(86,383)
Financial expenses	(72,772)	(29,839)	(37,715)	(174,833)	(131,323)
Debt Financial expenses	(30,078)	(16,500)	(23,469)	(89,548)	(87,404)
Other Financial expenses	(42,694)	(13,339)	(14,246)	(85,285)	(43,918)
Financial income	4,293	9,077	1,565	20,158	17,078
Other (non-operating)	(5,567)	(253)	(170)	(5,609)	(1,690)
Income/(loss) bef. tax, investees, min. ints.	(77,282)	(115,523)	(25,737)	(327,725)	(348,048)
Income tax benefit, net	(420)	(432)	(1,090)	(4,385)	(1,385)
Income/(loss) bef. investees, min. ints.	(77,702)	(115,955)	(26,828)	(332,110)	(349,432)
Cumulative effect of accouting change	0	0	0	(367,733)	0
Equity in earnings	(660)	(884)	(203)	(1,167)	(28)
Minority interests	0	0	7	5	(13)
Net Income/(Loss)	(78,361)	(116,839)	(27,024)	(701,005)	(349,473)
Loss per share	($0.04)	($0.06)	($0.10)	($0.35)	($1.24)
Number of shares	2,028,855,530	2,028,855,530	281,125,286	2,028,855,530	281,125,286
EBITDA	(7,978)	19,907	27,531	70,464	121,417

US $ thousand	Pay-TV				Broadband				Corporate Networks				Total			
	4Q02	3Q02	2002	2001	4Q02	3Q02	2002	2001	4Q02	3Q02	2002	2001	4Q02	3Q02	2002	2001
Gross Revenues	89.309	106.009	456.510	551.227	2.955	2.860	13.244	12.460	3.750	3.844	18.311	24.133	96.014	112.713	488.065	587.820
subscriptions	83.189	97.095	421.023	502.753	2.654	2.767	12.516	9.984	-	-	-	-	85.842	99.862	433.538	512.737
hookup fee	1.558	1.686	8.944	18.700	130	94	350	1.202	-	-	-	-	1.688	1.780	9.294	19.903
others	4.565	7.228	26.543	29.774	172	-	379	1.273	3.750	3.844	18.311	24.133	8.486	11.072	45.233	55.181
Services and other taxes	(16.439)	(18.915)	(80.192)	(90.589)	(320)	(530)	(2.405)	(2.053)	(387)	(411)	(1.922)	(2.108)	(17.146)	(19.856)	(84.519)	(94.749)
Net Revenue	72,871	87,095	376,318	460,639	2,635	2,331	10,839	10,407	3,363	3,433	16,389	22,026	78,868	92,858	403,546	493,071
Direct Operating	(45.564)	(51.631)	(218.138)	(245.380)	(1.241)	(1.666)	(7.447)	(10.391)	(2.076)	(2.234)	(9.867)	(8.564)	(48.881)	(55.531)	(235.452)	(264.338)
Selling	(529)	(72)	(2.040)	(11.032)	(82)	(132)	(892)	(2.405)	(269)	(269)	(1.061)	(788)	(880)	(474)	(3.993)	(14.225)
General and Administrative	(34.584)	(13.127)	(79.681)	(71.718)	(27)	(288)	(1.041)	(3.265)	(184)	(529)	(1.679)	(6.195)	(34.795)	(13.943)	(82.401)	(81.178)
Bad Debt	(1.829)	(2.985)	(10.727)	(11.722)	(479)	(18)	(526)	(53)	18	-	18	(139)	(2.291)	(3.003)	(11.235)	(11.914)
EBITDA	(9,635)	19,280	65,732	120,783	806	227	933	(5,707)	851	400	3,800	6,340	(7,978)	19,907	70,465	121,416
% of Net Revenues																
Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-62.5%	-59.3%	-58.0%	-53.3%	-47.1%	-71.5%	-68.7%	-99.8%	-61.7%	-65.1%	-60.2%	-38.9%	-62.0%	-59.8%	-58.3%	-53.6%
Selling	-0.7%	-0.1%	-0.5%	-2.4%	-3.1%	-5.7%	-8.2%	-23.1%	-8.0%	-7.8%	-6.5%	-3.6%	-1.1%	-0.5%	-1.0%	-2.9%
General and Administrative	-47.5%	-15.1%	-21.2%	-15.6%	-1.0%	-12.3%	-9.6%	-31.4%	-5.5%	-15.4%	-10.2%	-28.1%	-44.1%	-15.0%	-20.4%	-16.5%
Bad Debt	-2.5%	-3.4%	-2.9%	-2.5%	-18.2%	-0.8%	-4.9%	-0.5%	0.5%	0.0%	0.1%	-0.6%	-2.9%	-3.2%	-2.8%	-2.4%
EBITDA Margin	*n.a.*	*22.1%*	*17.5%*	*26.2%*	*30.6%*	*9.7%*	*8.6%*	*-54.8%*	*25.3%*	*11.7%*	*23.2%*	*28.8%*	*n.a.*	*21.4%*	*17.5%*	*24.6%*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.